

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 20, 2015

Dmitriy Kolyvayko
Chief Executive Officer
IWEB, Inc.
8952 Bracken Clift Court
Las Vegas, Nevada 89129

> **Re:** **IWEB, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 24, 2015**
> **File No. 333-205835**

Dear Mr. Kolyvayko:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise throughout the prospectus to avoid reference to multiple officers and directors.

Registration Statement Facing Page

2. Please delete the first, third and fourth paragraphs under the registration fee table. The first paragraph regarding the offering price and market prices is incorrect, and disclosure regarding pricing information and market makers pertains to the prospectus cover page rather than the registration statement facing page. Similarly, the two legends in the third and fourth paragraph belong on the prospectus cover page rather than the registration statement facing page.

Prospectus Cover Page

3.   We note that there is no minimum amount of common stock that must be sold by the company. Please clearly disclose that you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:
- has not received enough proceeds from the offering to fully begin operations; and
- has no market for its shares.

4.   Please disclose the amount of proceeds that the company may receive if 25%, 50%, 75% and 100% of the shares being offered are sold.

Prospectus Summary, page 3

5.   Please revise to provide a summary discussion of your business plan. Disclose the current state of the business and your expected timing for the development of your plan. For example, your disclosure on page 3 that "[w]e currently do not have patents on our IWEB website design, SEO and related products" suggests that you already have website designs, SEO software and related products. Disclose the company's revenue and earnings to date, and the number of contracts it has obtained. Also briefly disclose the relevant background of the CEO and the fact that the company has no employees. If the CEO plans to spend less than his full business time on the business, disclose what percentage time he plans to spend.

6.   Please disclose the minimum amount of proceeds you need to have an operating business and to meet your reporting requirements. Discuss what will happen in the event that you do not raise that amount. Discuss with specificity what each level of funding will accomplish in advancing your operations and business plan. Provide a detailed discussion of the amount of proceeds required to implement each stage of your plan of operations on page 26, and provide a cross-reference to this plan of operations disclosure in your Use of Proceeds subsection.

Risk Factors, page 7

Voting control of our common stock is possessed by . . . , page 14

7.   Please revise to state the percentage of voting control that Dmitriy Kolyvayko currently has and will have following the offering, assuming the sale of all shares being offered.

Item 5. Determination of Offering Price, page 17

8.   Please remove your reference to selling shareholders as this does not apply to your offering.

Description of the Business, page 21

9.   You state that you have begun to execute your business plan. Please revise to clarify the specific steps you have taken to date.

Marketing Objectives

10.   You refer to local business and markets in your marketing objectives. Please disclose what you consider to be your local business and markets.

Plan of Operations, page 26

11.   You state in the second paragraph of this subsection that, to date, you have "focused on providing individual web design services to clients on a contract basis" and "[t]he average length of our web design contracts is from one to two months." Please revise to provide more detail about the current state of your business with respect to your business plan, as this disclosure suggests that you have already had clients, entered into contracts and provided services.

B. Description of Property, page 29

12.   It appears that your offices may be located in a personal residence. If so, please disclose this fact and your terms of use of this property.

Management's Discussion and Analysis, page 31

13.   Please revise to clarify the source of the company's revenues, in particular the nature and number of contracts you have had to date, and whether any of them are with related parties. We note that you refer to your revenues as "commission revenues" on the face of your statement of operations.

14.   Please disclose why you had no cost of revenues for your $5,930 in revenues to date or operating expenses related to your business.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have any questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202)551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Andrew Coldicutt, Esq.